

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
7 West Seventh Street
Cincinnati, OH 45202

      Re: Macy's Inc
             Form 10-K for the Fiscal Year Ended January 28, 2012
             Filed March 28, 2012
             File No. 001-13536

Dear Mr. Broderick:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 9

1. Recent press articles indicate you have initiated a lawsuit against Martha Stewart Living for damages recovery following the signing of its deal with J.C. Penney to also carry Martha Stewart branded goods. To enhance transparency, please consider disclosing in further detail the development of your lawsuit. To the extent that the damages are material please disclose within MD&A how this could impact your earnings trends.

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Reportable Segments, page F-8

2. We note you aggregate your operating divisions into one reportable segment. Please clarify for us and in your disclosure whether your operating divisions are operating

segments. Given the significant growth of your dot com/online and ecommerce businesses in recent years, please explain to us how you considered them, along with catalog sales, if applicable, as reportable segments. If so, explain to us how macy's.com and bloomingdales.com continue to meet the aggregation criteria within ASC 280-10-50-11 for aggregation. In doing so, please provide us the data and the substantive factors you considered in determining that the segment(s) have similar economic characteristics including exhibiting similar long-term prospects.

Net Sales, page F-8

3. We note your policy to record the sales of merchandise at the time of delivery. With the growth in internet sales, please clarify for us your policy regarding the recognition of sales as it relates to internet and catalog sales. In that regard, please further disclose how you determine delivery has occurred, and whether you recognized these revenues based on FOB shipping point or FOB destination.

Gift Cards, page F-11

4. We refer you to your policy regarding gift cards on page F-11. Please explain to us and disclose in future filings, as applicable, the following:

- For non-expiring gift cards a description of the redemption patterns and when you determine that redemption is remote based on those patterns to support recognition;
- The appropriateness of recognizing breakage as a reduction of SG&A expense rather than revenues or other income under GAAP; and,
- The amounts of gift card breakage recognized in the periods presented.

Note 4. Inventories, page 14

5. We note your disclose that the cost of inventories using the LIFO method approximated the cost of such inventories using the FIFO method as of fiscal ended 2012 and 2011. In that regard, explain to us and disclose how your LIFO inventory cost approximated FIFO inventory cost in your situation. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Dennis J. Broderick
Macy's Inc
May 23, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

[cc: Jill Barlow, General Counsel's Office]